KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

YEAR ENDED

DECEMBER 31, 2013

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 2 of 25

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis (“MD&A”) of the operations and financial condition of Kelso Technologies Inc. (the “Company” or “Kelso”) provides an overview of significant developments that have affected the Company’s performance during the year ended December 31, 2013. It should be read in conjunction with the audited financial statements of the Company together with the related notes thereto for the year ended December 31, 2013.

The Company changed its fiscal year end to December 31 effective December 31, 2012. In accordance with transition rules the year ended December 31, 2013 has been prepared with the comparative period being the four months ended December 31, 2012 and the year ended August 31, 2012. The fiscal year end change has been implemented to better align the Company’s reporting periods with the business cycles of the railroad industry.

The audited year end financial statements referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Effective August 31, 2011, the Company changed its functional and reporting currency to the US dollar. Accordingly, all amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

References to EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes, amortization, deferred income tax recovery and non cash share based payments (Black Scholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation that reflect the Company’s current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words or phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company’s control including slow sales cycles, the existence of present and possible government regulation and competition.

In general terms the Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual results to be materially different include that product development may face unexpected delays; orders that are placed may be cancelled; anticipated customer order shipments may be rescheduled to future periods; product

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Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 3 of 25

may not perform as well as expected; markets for various products may not develop as quickly as anticipated or at all; and operations may run into permit, labor or other problems.

Other factors include the uncertainty that profitable revenue levels can be achieved and sustained, general market circumstances could become unfavorable and there could be a need to continue to access additional development capital from internal or external sources to continue financially healthy business development operations.

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 19). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com or the Company’s website at www.kelsotech.com.

DATE OF REPORT

March 28, 2014

HIGHLIGHTS OF THE THREE MONTHS ENDED DECEMBER 31, 2013

  Reported net income (IFRS) for the three months ended December 31, 2013 rose to $2,205,609 compared to net income of $10,988 for the four months ended December 31, 2012.

  Revenues for the three months ended December 31, 2013 rose to $4,901,356 compared to revenues for the four month year ended December 31, 2012 of $2,830,778.

  Gross profit rose to 47% of revenues for the three months ended December 31, 2013 compared to 32% for the four month period ended December 31, 2012.

  EBITDA rose to $1,470,467 (30% of revenues) for the three months ended December 31, 2013 compared to EBITDA of $194,159 (7% of revenues) for the four months ended December 31, 2012.

  The reported net income of $2,205,609 for the three months ended December 31, 2013 included items not involving cash for amortization reallocated of $8,671; a write down of capital assets of $56,680 and a deferred income tax recovery in the amount of $832,171.

  The improvements in financial performance are in line with management’s expectations.

  The increases in profitability reflect the economies of larger purchase order quantities and a shift to the adoption of a higher quality product mix by customers during the quarter.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 4 of 25

HIGHLIGHTS OF THE YEAR ENDED DECEMBER 31, 2013

  Reported net income (IFRS) for the year ended December 31, 2013 was $2,456,636 compared to $10,988 for the four month year ended December 31, 2012 and a net loss of $1,276,827 for the year ended August 31, 2012.

  Revenue for the year ended December 31, 2013 reached $13,131,387 compared to the four month year ended December 31, 2012 of $2,830,778 and $2,233,807 for the year ended August 31, 2012.

  EBITDA for the year ended December 31, 2013 rose to $2,496,632 (19% of revenues) compared to EBITDA of $194,159 (6.8% of revenues) for the four month year ended December 31, 2012 and an EBITDA loss of $1,178,220 for the year ended August 31, 2012.

  Reported net income of $2,456,636 included items not involving cash for amortization of $71,731 and recognition of share based payments (Black Scholes option pricing model) in the amount of $743,756 which estimates the dilutive effect of incentive stock options granted during the period and vesting from the prior year; a write off of capital assets at our leased facility in Lisle, Illinois of $56,680 and a deferred income tax recovery in the amount of $832,171.

  Business growth; product and market development progress; pre-sales strategic costs and; financial results for 2013 are in line with management’s budgets and expectations.

  Average gross profit on sales rose to 40% during the year ended December 31, 2013.

  Cash on deposit at December 31, 2013 was $4,462,531.

  Working capital at December 31, 2013 remained healthy at $7,447,170.

  Company remained free of interest-bearing long-term debt commitments.

  Net tangible assets grew to $8,797,241 at December 31, 2013 up from $4,036,440 at December 31, 2012.

CORPORATE OVERVIEW

Kelso is a railroad equipment supplier that produces and sells proprietary tank car service equipment used for the safe loading, unloading and containment of hazardous materials (HAZMAT) during transport. Products are precision engineered and technologically advanced to provide economic and operational advantages while reducing the potential effects of human error, environmental harm and regulatory discipline during the transport of HAZMAT via rail.

The Company’s common shares are publicly traded on the TSX Venture Exchange under the trading symbol - KLS and the trading facilities of the OTCQX in the United States under the trading symbol KEOSF. The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc and Kelso Innovative Solutions Inc.

In 1998, in response to growing environmental and safety concerns regarding the transport of HAZMAT, Kelso identified a worthy product development opportunity to pursue. The Company began engineering and testing a new design concept for a unique externally mounted constant force spring pressure relief valve (EPRV) for pressure management of HAZMAT being shipped via railroad.

While this EPRV design was recognized as a major innovation the Company faced many barriers to the advancement of its EPRV ambitions. These barriers included the lack of qualified railroad partners; inadequate financial capital; inability to meet minimum railroad vendor status; no production infrastructure; the inability to secure adequate product liability insurance; and achieving regulatory compliance all of which are required by the railroad industry.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 5 of 25

Despite the challenges and with much perseverance the Company did eventually complete industry testing of its EPRV designs with the assistance of some more adventurous hazardous material stakeholders. The EPRV design was successfully patented and subsequently approved for use in the United States and Canadian railroad industry.

Unfortunately management had severely underestimated its limitations. The barriers it faced for market penetration included the need for considerable capital resources, management expertise and production infrastructure. Eventually Kelso’s business prospects stalled due to its poor financial health; lack of development capital and minimal sales results. Kelso found itself financially insolvent and looking for a new direction in early 2010.

The Company recruited and appointed a new executive management team in April 2010 at which time a new commercial business plan was established. In accordance with this strategic plan, new management consolidated the Company’s share capital on the basis of one new Common Share for seven old Common Shares; accessed new equity development capital; recruited railroad expertise; established a new production infrastructure whereby the Company believes it has a strong supply chain which provides parts to produce our products in amounts necessary to satisfy customer purchase orders and fluctuating demand; secured required regulatory approvals; secured product liability insurance; and implemented educational marketing initiatives.

Management has successfully implemented its initial business plans and established multi-million dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. In accordance with the established business development goals revenues have grown steadily over the last four audited year end periods as follows: $13,131,387 for the year ended December 31, 2013; $2,830,778 for the four month year ended December 31, 2012; $2,233,807 for the year ended August 31, 2012; and $1,326,024 for the year ended August 31, 2011.

The Company improved financial performance from recurring losses to profitability over the last four year end periods. The Company’s net financial performance over the last four year end periods were as follows; net income of $2,456,636 for the year ended December 31, 2013; net income of $10,988 for the four month year ended December 31, 2012; a net loss of $1,276,827 for the year ended August 31, 2012; and a net loss of $1,463,869 for the year ended August 31, 2011.

Currently the Company offers approximately 34 commercial products. Key products include a series of 32 types of EPRV for pressure management; a revolutionary new one-bolt manway product trademarked the “Kelso Klincher™” (“KKM”); and an eduction tube system (ETS) that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport.

In addition to current product offerings, our product development group, Kelso Innovative Solutions Inc (KIS) is incorporating railroad industry feedback into new product development decisions. Our engineers have been working on patented new products that include a high pressure EPRV, dual rating EPRV and a bottom outlet valve which will be added to the Company’s catalogue when qualified. All product developments are expected to contribute substantially to the future financial growth of the Company.

The direction of the Company is being further influenced by the fallout of recent derailments of trains carrying hazardous materials that have raised government concerns and action plans over railroad safety. These concerns include the quality and effectiveness of service equipment used for containment of hazmat during rail operations. Regulatory bodies are now finalizing design criteria for safety enhancements to be retrofitted on to existing railroad tank cars carrying flammable liquids such as crude oil and ethanol. Two areas of regulatory concern that Kelso has already developed patented products for include a dual rating pressure relief valve that is designed to protect the tank against over-pressurization in an accidental environment involving fire and a bottom outlet valve that ensures full containment of hazardous materials in the event of a train derailment.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 6 of 25

Once Kelso can act on the certainty of the final industry regulations and engineering specifications we will co-ordinate the necessary design modifications to our products and increase production rates to service all OEM, retrofit and repair customers’ needs. These products will probably be regulated when they can be produced by a reliable supplier in amounts required for commercial use. This is the focus of our business development plans.

The Company continues to grow its revenues and develop new technology solutions for the railroad industry which has historically been slow to develop or adopt new technologies. Most rail tank car OEMs must deal with restrictive financial budgets coupled with the challenges of strict regulatory testing requirements that are time consuming, risky and contrary to their profit goals. Therefore many technology designs have not changed in decades even though environmental sensitivities, human safety issues and regulatory engineering problems continue to challenge the railroad industry. This provides Kelso with its ongoing opportunities to use its engineering creativity to provide a unique technology service to the railroad industry and grow a successful multi-million business.

BUSINESS MODEL

The business model of the Company is focused on the industrial design and engineering development of a new generation of qualified railroad equipment based on our patents, proprietary rights and specific adoption criteria established by our clientele. The resulting commercial products are to be marketed, produced and distributed to our OEM, repair and retrofit customers in the railroad industry.

Our primary goal is to build large profitable revenue streams from these products. Although there is no guarantee that the Company will be successful in achieving these revenue streams should they occur management plans to reinvest positive cash flows from operations into the expansion of our business capabilities to grow earnings to levels that will maintain financial health without further external funding. Our goal is to improve returns on investments; allow for the payment of dividends; and improve corporate value on behalf of Kelso’s shareholders.

The relevance of Kelso’s products is opportune as the Company believes the railroad industry is entering a boom period due to the rapid growth of crude oil shipments in North America. This has increased the demand for rail tank cars in crude oil service. The Company believes that the railroad industry has not meaningfully re-engineered load/unload and containment systems for hazardous materials in over 70 years. The Company also believes that the social liabilities, environmental sensitivities and worker safety issues have increased government pressure and spurred new regulations in both Canada and the United States. This may prompt the transportation industry to adopt new technologies at a much quicker pace which would provide Kelso with a solid foundation on which to grow a sustainable, profitable business.

Management believes the key features of our business model include:

  Experienced executive management including the directors and officers of the Company.
  Focused strategic plans that are achievable and sustainable on low capital investment.
  Railroad and regulatory alliances and influence.
  Strong working capital position.
  Reputable public company governance.
  Access to development capital (if required).
  Solid reputation as a reliable supplier of high-quality railroad equipment.
  Innovative products with a proven exceptional service record.
  Solution based engineering capability addressing customers’ specific criteria.
  Creation of a “new generation” of service equipment for tank cars through in-house product development.

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Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 7 of 25

  Acquisition of new or established products that can grow new markets under our management.
  Marketing initiatives that promote awareness of our products being “best available technology”.
  Reliable order base from customers to fuel predictable profitable business growth.
  Production infrastructure and capacity that can supply overall demand.

Although still a small enterprise, Kelso believes that it is at the forefront of technology development for the railroad industry because it has successfully developed products using new technologies which are designed to address current industry and customer demand and replace products that are based on technology developed in some cases 80 years ago. Kelso’s business model is focused on becoming a leader in the design and supply of new technologies aimed at worker safety; and the safe handling and containment of hazardous materials in transportation systems while providing economic advantages to users.

QUALIFIED COMMERCIAL PRODUCTS

The Company currently offers approximately 34 commercial products. The key products include 32 types of EPRV for pressure management applications; the KKM manway securement system and ETS products that address the technical requirements of load/unload operations and the containment of hazardous commodities during transport. Products are designed for use on railroad tank cars but can be modified for use in other markets such as trucking. The Company has patent protection for EPRV and KKM. In addition to current product offerings, Kelso is working on new products to add to the commercial product catalogue by incorporating customer feedback into product development decisions.

External Constant Force Spring Pressure Relief Valves (“EPRV”)

Over the past decade Kelso has been involved in the development, regulatory approvals, marketing and manufacture of EPRV that are designed for railroad tank cars that carry hazardous and non-hazardous commodities. The Company currently offers 32 versions of the EPRV in its product line, including a number of high-performance EPRV products. As required all EPRV products have received AAR approval based on service trials and physical testing. The Company believes that its series of EPRV products are “best available technology” products; proprietary to Kelso; and have a number of significant competitive advantages that include:

  High “barrier to entry” for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals.
  The only high flow valve in market that is totally external which limits exposure to chemicals or other corrosive commodities transported in the tank car.
  Technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube.
  Multiple springs that prevent disruptions that occur when single spring designs become inoperable due to spring failure.
  Increased valve reliability due to little or no contact with HAZMAT.
  Uses flat gasket seal; more tolerant to contamination.
  Low profile provides for better roll over safety.
  External design allows complete inspection during loading.

“Kelso Klincher®” Manway (“KKM”)

The Company holds the patent rights for a new one-bolt manway technology trademarked as the “Kelso Klincher®”. The Tank Car Committee (TCC) of the Association of American Railroads (AAR) has cleared the KKM for unrestricted commercial use ending the required Field Service Trial (FST)

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Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 8 of 25

requirements for the KKM. The TCC encourages innovation and the development of new designs of service equipment that improve tank car safety and reduce the risks of non-accidental releases of hazardous materials. The TCC has favorably recognized the performance of the KKM during the FST and want to see it in service on a broader scale. The TCC will advise all interested parties including shippers, owners and OEMs of rail tank cars that they are able to install as many KKM units as they wish to specify with no restrictions on use.

The Company believes that the KKM is an important technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the KKM are compelling. They include:

  One bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets.
  Eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts.
  Eliminates relaxation of gaskets under eye-bolt location.
  Eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique – a violation subject to regulatory fines in excess of $5,000 per eye bolt.
  Standard AAR-approved gasket retention method with currently used hard and soft gaskets.
  ACME Thread on T-Bolt virtually eliminates loosening due to vibration.
  Rigid collar at top of nozzle reduces risk of nozzle or lid distortion.
  Much faster opening and closing operation with one bolt management system which will take the current industry open/close standard cycle time of 25-35 minutes to 5 minutes with the KKM.
  Uniform load on the gasket prolongs service life as evidenced in field service trial.
  Reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid.
  Ease of operation with lightweight hinged lid.
  No eye-bolts to kick at tank car inspection.

Kelso Tiger Tube™ - Eduction Technology (“ETS”)

Our Kelso Tiger Tube™ ETS is a long-hose device used in the loading and unloading of highly corrosive chemicals from rail and road tank cars. It is constructed of specialty materials and has been specifically designed for the rigors of acid handling and transport.

PRODUCTION

Kelso currently operates two production facilities totaling 47,600 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications including holding a Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from the Association of American Railroads.

Location to supply chains and customers is a critical factor in our production strategy in order to reduce distribution costs of inbound components and shipping costs associated with outgoing finished products. Bonham, Texas is within approximately 250 miles of the Company’s main customers. Kelso controls engineering drawing/specifications, assembly, testing, certification and shipping processes for its products. Production output can be scaled upwards when required with minimal investment.

Our policy is that all parts and workforce must be sourced in the United States or Canada when possible. The Company utilizes assembly production techniques to produce finished products. Cast and fabricated components of our products are being sourced from expert certified suppliers as AAR regulations require the Company’s principle suppliers to be certified by the Company as meeting AAR

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Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 9 of 25

requirements through site visits and operational audits. One of the audit requirements of the AAR is that the suppliers must utilize modern equipment and their employees must have proper training certifications including certifications for welding. The Company believes that this production model minimizes expensive capital layouts for manufacturing equipment and certified human resource expertise which in turn reduces our overall financial risks due to fabrication and casting errors.

Cost control and minimization is paramount to the Company’s production strategy as is the plant location relative to customers to reduce distribution costs. The Company has engaged individuals with extensive production expertise with the overall goal of attaining economic, effective and efficient assembly operations. The Company’s internal audit requirements require that individuals performing critical operations for component parts must have demonstrated a five year minimum experience with similar production procedures.

The Company is building a new 44,000 square foot facility at a cost of approximately $2.4 million in Bonham, Texas. It is scheduled to be completed in June 2014. Based on customer inputs and demand for products the new facility is custom designed to produce high volumes of our EPRV, KKM, bottom outlet valves and several new products that are being developed. The new facility is designed to output approximately $50 million to $100 million in annual revenue once constructed. Should business opportunities expand beyond this target the facility can be expanded up to 110,000 square feet at the same location.

MARKETING

The Company’s experienced marketing professionals work directly with users of our products and the businesses that manufacture, retrofit and repair railroad and trucking rolling stock. There are two key market segments for our products. The largest and most demanding is the rail tank car manufacturers (“OEMs”) that produce new tank cars. The other is the railroad retrofit and repair market. Both market segments continue to be developed by Kelso but the main area of concentration are the OEMs which currently represent the majority of the revenue opportunities.

Management has established strategic advisory relationships with the Federal Railroad Administration of the United States (FRA) and Transport Canada (TC) both of which have requested that the Company participate in and present at FRA and TC training seminars throughout North America.

Management is also a member of the AAR and management has established key strategic relationships with other influential members of the railroad community including the Railway Supply Institute (RSI) and the Chlorine Institute. The Company is well connected to the Safety and HAZMAT sections of the Class 1 railroads, such as BNSF Railway, CSX, Union Pacific Railroad, Canadian National Railway and Canadian Pacific Railway.

The Company has also implemented educational marketing initiatives whereby the Company sends representatives and speakers to industry seminars and trade shows and to customer sponsored training seminars specific to customer locations.

Revenue Targets

Specific railroad industry inputs that formulate our sales targets are derived from our close working relationships with our major hazmat customers and the OEM companies operating in the production of new railroad tank cars used in the transport of hazardous materials.

In addition to our customers Kelso is an active member of the RSI and AAR where we serve on their tank car committees as experts addressing technology needs and innovation. We are also active advisors with the FRA and TC – government agencies that are seeking innovative solutions for safer rail transport of hazmat.

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Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 10 of 25

Through our involvement in regulatory processes we have in-depth knowledge of our industry’s volume requirements for our types of products. Our forecasted sales targets are currently based on the number of new tank cars that the OEM’s are planning to produce in 2014 and 2015 and the percentage of their business we are expected to receive. These assumptions multiplied by our average selling prices generate our sales targets.

The Company believes that its marketing initiatives will continue to deliver a steady flow of new orders from customers. Lead times from order point to delivery date can range from one to 36 months. The Company has set its future sales targets based on railroad industry input as follows; 2014 - $24,000,000; and 2015 - $36,000,000.

There are many risks associated with accomplishing these goals hence there can be no guarantee that the Company will be able to reach its future sales targets. The Company's products involve detailed proprietary and engineering knowledge, regulatory compliance and specific customer adoption criteria, hence factors that could cause actual results to be materially different include that regulations that effect our products may change without notice; we may be unsuccessful in raising any additional capital needs that may arise; we may not have sufficient capital to develop, produce and deliver new orders; product development may face unexpected delays; delivery of orders may be rescheduled or cancelled; product may not perform as well as expected; competitive products may emerge; markets may not develop as quickly as anticipated or at all; and operations may run into permit, labor or other problems. Further, we are reliant on certain key employees who may leave the Company and we may be unable to protect or defend our intellectual property.

PRODUCT DEVELOPMENT AND PATENTS

A key cornerstone of Kelso’s ability to sustain business growth lies in our ability to create new commercial products. Our research, development and engineering initiatives are conducted through our wholly owned subsidiary Kelso Innovative Solutions Inc (KIS).

KIS is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of HAZMAT via rail and road. KIS works closely with HAZMAT stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria.

Many of these new products have significant industrial market prospects. Although all our products in development are expected to be successfully qualified, introduced and adopted commercially over the upcoming years there is no guarantee that such products will have significant market prospects or that they will be successfully developed, introduced and adopted commercially.

The Company’s pressure relief valve for high-pressure tank cars (JS330) designed to carry liquefied compressed gas is currently in testing and applications have been made to AAR for service trials. The Company’s BOV, JS330 EPRV, dual rating DPRV and vacuum relief valve (VRV) are currently in the prototype stage with AAR applications expected to be filed in mid 2014 and service trials to begin shortly after approval of the applications.

Bottom Outlet Valve (“BOV”)

The Company has filed a patent application for a new bottom outlet valve (BOV) design for use on new rail tank cars and retrofits of existing rail tank cars. The new BOV involves detailed proprietary and engineering knowledge based on specific customer specifications and adoption criteria. Our new BOV design features several materials and mechanical engineering innovations that are intended to lead to a “best available technology” ranking for our new commercial BOV when it is released.

The BOV patent was filed on June 3, 2013 under a “Non-Publication Request” which keeps the patent filing private until the patent is issued. We have done this for competitive reasons as keeping our invention out of the eyes of our competition until we launch the commercial product carries various

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Management Discussion and Analysis
Year ended December 31, 2013
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market advantages for Kelso. Our competition will most likely become aware of our BOV as we go to service trial, however they will not have enough details on the design to allow them to try to circumvent our ideas. The final patent will probably take 2 years or more to be granted and carry a 17 year life starting from the date the patent is granted.

Our BOV will enter Association of American Railroads (AAR) authorized service trials shortly after AAR review. The BOV is designed to be used on general purpose rail tank cars such as those used in the transport of crude oil. The service trial for non-hazardous materials is expected to last one year. Service trial for hazardous materials is expected to last for two years.

High Pressure JS330 EPRV

Our new high pressure JS330 external constant-force spring pressure relief valve (EPRV) for “Pressure Tank Cars” pressure and flow tested and confirmed by an independent, AAR-approved engineering test facility in Nunn, Colorado as required by the railroad industry. We anticipate that the service trial will commence in early 2014 and be completed in two years.

Our JS330 is a derivative of our existing EPRV patent and meets the performance specifications and regulatory requirements for pressure tank cars. It is designed for demanding applications in the transport of pressurized commodities such as propane and anhydrous ammonia. A patent application is in process. Kelso has received an AAR application number for the valve.

The JS330 will be offered in 225PSI, 247PSI, 280PSI and 330PSI ratings. It is suitable for applications in both the new tank car and retrofit/repair markets. We anticipate that we can service an additional 1,500 to 2,500 tank cars annually.

Dual Rating Pressure Relief Valve (DPRV)

The Company has filed a patent application for a new DPRV design for use on new rail tank cars and retrofits of existing rail tank cars. Kelso has initiated a proactive design strategy based on these regulatory concerns and as a result we have created a new DPRV design that is based on mechanical engineering innovations that provide safety benefits in both accident and non-accident environments. In general terms in an accident involving fire the DPRV will significantly lower its operating pressure rating to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as required by AAR recommendations. This is a dramatic change to current technology capability. In addition, Kelso believes the DPRV will provide economic advantages to the impact of the expense of retrofits facing the railroad industry.

The patent has been filed under a “Non-Publication Request” which keeps the patent filing private until the patent is issued. We have done this for competitive reasons as keeping our invention out of the eyes of our competition until we launch the commercial product carries various market advantages for Kelso. Our competition will most likely become aware of our DPRV when we submit our Application for Approval to the AAR, however they will not have enough details on the design to allow them to try to circumvent our ideas. The final patent will likely take 2 years or more to be granted and carry a 17 year life starting from the date the patent is granted.

The DPRV will enter Association of American Railroads (AAR) approval process shortly after the prototypes are completed in May 2014. The Company will announce AAR approvals by press release when they are received.

Vacuum Relief Valve (VRV)

The design development of our new VRV has been driven by customer demand for a better performance VRV due to high failure rates of current products in use. The VRV is currently in the design and prototype stage.

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Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 12 of 25

Kelso will apply to the AAR for an application number and service trial approval once design parameters have been reviewed by the AAR. We anticipate that a field service trial could commence in early 2014 and be completed in two years.

RESULTS OF OPERATIONS

The financial results for the three months and year ended December 31, 2013 are indicative of a railroad service equipment supply company transitioning from a product development organization into an industrial business enterprise that sells and distributes its patented commercial products for profit from a production infrastructure that can reliably supply railroad service equipment to a heavily regulated railroad industry.

The growth in revenue; corresponding expenses and resulting earnings during the three months and year ended December 31, 2013 reflect Kelso’s continuing success in the execution of its business plan. The steady growth of sales and distribution of its products to the larger OEM segment of the rail tank car industry began in April 2012 and have gained momentum throughout 2013.

Financial results reflect the revenue and related operational costs of marketing, producing and distributing its EPRV line as well as strategic costs and investments associated with future business growth.

In addition our strategic plan for commercialization requires Kelso to make considerable ongoing investments in the expansion of production capacity (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; expanded marketing initiatives; independent lab testing and outside specialized industrial engineering services; new patent applications; enhanced Tier 1 regulatory disclosure in Canada and the United States; more efficient accounting systems and controls; pre-sales production planning and tooling for our KKM and BOV and; the construction of a new 44,000 square foot production facility in Bonham, Texas scheduled to be finished in mid 2014 that will handle the production of our current and future product lines. The majority of these costs are written off in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

Three months ended December 31, 2013

For the three months ended December 31, 2013, the Company reported net income of $2,205,609 ($0.05 per share) from revenues of $4,901,356 compared to a net income of 10,988 ($0.00 per share) against revenue of $2,830,778 for the four month year ended December 31, 2012.

Revenues and profitability increased as customers began to buy larger numbers of higher priced specialized products in the fourth quarter. In addition the Company realized economies of scale from higher production volumes resulting in gross profit returns of 47% for the quarter compared to 32% a year ago. Financial results are in line with business development budgets established by management.

EBITDA rose to $1,470,467 (30% of revenues) for the three months ended December 31, 2013 compared to EBITDA of $194,159 (7% of revenues) for the four months ended December 31, 2012.

In accordance with IFRS, reported income includes items and estimates not involving cash. Non-cash expense items affecting reported income during the quarter include amortization of $40,349 and a write off of $56,680 for capital costs associated with the expiry of the leased premises in Lisle, Illinois and a deferred income tax recovery in the amount of $832,171.

Factors in the reported income for the three months ended December 31, 2013 include expenses for on-going industrial product design and development costs of $84,008 (2012 - $36,802) up due the intensified development and independent testing of our KKM, BOV, JS330 EPRV and other products.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 13 of 25

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. The growth of business, human resources, marketing, sales and production operations for the three months ended December 31, 2013 reflects in administrative salaries and benefits costs of $16,877 (2012 - $58,876) included in office and administration expenses; executive management contract compensation of $138,461 (2012 - $146,727); management bonuses of $269,434 (2012 – nil); and consulting fees of $62,745 (2012 - $74,083).

Business growth expenditures included marketing costs of $121,122 (2012 - $114,845) and related travel costs of $35,245 (2012 - $41,006). Over the past years the Company has intensified its marketing initiatives by expanding its marketing personnel, trade show activity and market coverage in Canada and the United States which is fueling our revenue success.

Accounting, audit and legal fees are a key cost component in the administration functions of a publicly listed industrial company. The Company accrues a portion of the estimated audit costs each quarter. The Company has prepared Tier 1 regulatory documentation (Annual Information Form) and preparation of SEC 20F documentation has causing legal fees to rise. Costs for these professional services were $64,664 (2012 - $66,414) for the three months ended December 31, 2013.

Our products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of our products being used in the transport industry. As our business and human resources grow so will our insurance costs. A large portion of our insurance costs for product liability are allocated to the costs of goods sold. Other insurance costs for the three months ended December 31, 2013 were $48,123 (2012 - $81,724). These insurance costs are included in office and administration expenses.

The Company’s functional currency is US dollars but Kelso holds various cash assets in Canadian dollars. The Canadian dollar has recently diminished in value against the US dollar therefore we have recorded a foreign exchange loss of $79,920 during the quarter.

Year ended December 31, 2013

For the year ended December 31, 2013, the Company reported net income of $2,456,636 ($0.06 per share) against revenue of $13,131,387 compared to net income of $10,988 ($0.00 per share) against revenue of $2,830,778 for the four month year ended December 31, 2012 and a loss of $1,276,827 against revenue of $2,233,807 for the year ended August 31, 2012.

Revenues and profitability increased as customers began to buy larger numbers of higher priced specialized products in the fourth quarter. In addition the Company realized economies of scale from higher production volumes resulting in gross profit returns of 40% for the year ended December 31, 2013 compared to 31.6% for the four month year ended December 31, 2012 and 25% for the year ended August 31, 2012. Improvements in the financial results are in line with business development budgets established by management.

EBITDA for the year ended December 31, 2013 was $2,496,632 (19% of revenues) compared to $194,159 (7% or revenues) for the four month year ended December 31, 2012 and EBITDA loss of $1,178,220 for the year ended August 31, 2012.

In accordance with IFRS, reported income for the year ended December 31, 2013 includes items not involving cash. These non cash items include amortization of equipment and patents of $71,731; share based payments of $743,756 which, in accordance with IFRS, estimates the dilutive effects of the grant of incentive stock options during the year; a write off of $56,680 for capital costs associated with the expiry of the leased premises in Lisle, Illinois; and a deferred income tax recovery in the amount of $832,171.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 14 of 25

Factors in the reported income for the year ended December 31, 2013 include expenses of $73,886 (four month year ended December 31, 2012 - $29,406 and $117,617 for the year ended August 31, 2012) related to the lease costs of production and headquarter facilities in Lisle, Illinois and Bonham, Texas.

A key component of our future business growth is the research, design, testing and qualification of new products. During the year on-going industrial product design and development costs rose to $253,308 (four month year ended December 31, 2012 - $36,802 and $155,073 for the year ended August 31, 2012). This includes the final design and testing of the KKM which is now fully qualified for commercial use and the development of our BOV and JS330 EPRV both of which form a significant opportunity for Kelso to grow its revenues.

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. The growth of business, human resources, marketing, sales and production operations for the year ended December 31, 2013 reflects in administrative salaries and benefits costs of $191,713,included in office and administration expenses, (four month year ended December 31, 2012 - $58,876 and $146,894 for the year ended August 31, 2012); executive management contract fees of $539,958 (four month year ended December 31, 2012 - $146,727 and $392,490 for the year ended August 31, 2012); initial management performance bonuses of $269,434; and consulting fees of $339,552 (four month year ended December 31, 2012 - $74,083 and $212,601 for the year ended August 31, 2012).

Business growth expenses included marketing costs of $371,687 (four month year ended December 31, 2012 - $114,845 and $197,066 for the year ended August 31, 2012) and related travel costs of $223,019 (four month year ended December 31, 2012 - $41,006 and $100,163 for the year ended August 31,2012) for the year ended December 31, 2013. To promote revenue growth the Company has increased its marketing personnel, trade show activity and market coverage in Canada and the United States. These initiatives are fueling current business growth.

Accounting, audit and legal fees are cost components in our corporate finance strategies and the administration functions of a publicly listed industrial company. Costs for these professional services rose to $167,929 (four month year ended December 31, 2012 - $66,414 and $97,708 for the year ended August 31, 2012) for the year ended December 31, 2013. The Company completed two audits for the year ended August 31, 2013 and the four month year ended December 31, 2013 and its Tier 1 regulatory documentation (Annual Information Form) and Securities Exchange Commission documentation(20-F) during the year. This accounts for the rise in audit and legal fees.

Our products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of products being produced for the transport industry and are allocated to the cost of goods sold. Other insurance costs for the year ended December 31, 2013 were $146,486 are included in office and administration expenses (four month year ended December 31, $81,724 and $31,397 for the year ended August 31, 2012).

The Company’s functional currency is US dollars but Kelso holds various cash assets in Canadian dollars. The Canadian dollar has recently diminished in value against the US dollar therefore we have recorded a foreign exchange loss of $76,982 for the year ended December 31, 2013 compared to $2,282 for the four month year ended December 31, 2012 and $75,587 for the year ended August 31, 2012.

Although business and profitability has improved significantly during the year ended December 31, 2013 management cautions that the infrastructure of the railroad industry poses many challenges to the future development and adoption of our products. Economic and regulatory uncertainty could have a material effect on our current or future business including financial condition and results of operations. The Company is still in the early stages of implementing its commercial business plan hence there are financial risks inherent in the Company’s business plans. This includes a lack of assurance that a profitable market for the Company’s industrial products will continue to develop and

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page15 of 25

grow. Other risk factors may include the adverse effects of raw material costs; competition; and environmental and regulatory issues.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2013 the Company had cash on deposit in the amount of $4,462,531; accounts receivable of $1,259,340; prepaid expenses of $71,696 and inventory of $2,139,750 compared to cash on deposit in the amount of $1,421,053; accounts receivable of $1,055,778; prepaid expenses of $88,506 and inventory of $1,188,467 at December 31, 2012.

The working capital position of the Company at December 31, 2013 improved to $7,447,170 which includes $284,847 due to related parties compared to a working capital position of $3,470,762 which includes $12,247 due to related parties at December 31, 2012.

Net tangible assets grew to $8,797,241 at December 31, 2013 up from $4,036,440 at December 31, 2012. At December 31, 2013 the Company had no interest bearing long-term liabilities or debt.

Kelso’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. Kelso is confident that the demand for its current products and new product offerings will continue to improve revenue gains in future periods. Indicators in the rail industry suggest that the demand for new tank car builds and mandatory retrofit activity will grow steadily during 2014 and 2015 and should provide Kelso with steady growth in sales revenue.

The Company can generate the necessary capital resources required to finance operations by way of the sales of its products; the exercise of warrants and incentive stock options; and the issuance of equity securities through private placements if funding is necessary. The Company received new equity capital in the amount of $1,560,409 from the exercise of warrants and options and subscriptions received during the year ended December 31, 2013.

Subsequent to December 31, 2013 the Company received $292,827 from the exercise of 195,000 warrants and 380,000 options.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 19).

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 16 of 25

SELECTED QUARTERLY INFORMATION

		*3 months	3 months	3 months	3 months
		ended	ended	ended	ended
		Dec 31	Sep 30	Jun 30	Mar 31
		2013	2013	2013	2013
Revenue		$4,901,356	$3,555,829	$2,660,140	$2,014,062
Cost of goods sold		$2,582,300	$2,128,360	$1,780,317	$1,335,203
Gross profit		$2,319,056	$1,427,469	$879,823	$678,859
Net expenses including non-cash items	$	***113,447	$1,416,823	$719,159	$598,887
Income (loss) for the quarter**		$2,205,609	$10,646	$160,664	$79,972
Basic and diluted earnings (loss) per share		$0.06	$0.00	$0.00	$0.00
Common shares outstanding		43,020,326	42,357,847	41,415,347	40,989,583

	*4 months	3 months	3 months	3 months
	ended	ended	ended	ended
	**Dec 31	*Aug 31	May 31	Feb 29
	2012	2012	2012	2012
Revenue	$2,830,778	$1,292,871	$519,778	$244,380
Cost of good sold	$1,937,607	$1,010,445	$372,233	$158,512
Gross profit	$893,171	$282,426	$147,545	$85,868
Expenses including non-cash items	$882,183	$514,417	$461,539	$376,724
Income (loss) for the quarter	$10,988	$(231,991)	$(313,994)	$(290,856)
Basic and diluted (loss) per share	$0.00	$(0.01)	$(0.01)	$(0.01)
Common shares outstanding	39,990,583	36,659,583	36,022,783	33,846,283
  * Includes year end audit accruals and/or IFRS adjustments
  ** Transition year - The Company changed its fiscal year end to December 31 effective December 31, 2012
  *** includes deferred income tax recovery in the amount of $832,171

At December 31, 2013, and at the date of this report, there are no proposed transactions to disclose.

SELECTED ANNUAL INFORMATION

		Year		4 month		Year		Year
		ended		Year ended		ended		ended
		Dec 31		**Dec 31		August 31		August 31
		2013		2012		2012		2011

Revenue		$13,131,387		$2,830,778		$2,233,807		$1,326,024
Cost of goods sold		$7,826,180		$1,937,607		$1,673,434		$1,006,062
Gross profit		$5,305,207		$893,171		$560,373		$319,962
Expenses including non cash items and before deferred income tax recovery		$3,680,742		$882,183		$1,837,200		$1,783,831
Deferred income tax recovery		$832,171		$0.00		$0.00		$0.00
Net income (loss) for the year		$2,456,636		$10,988		$(1,276,827)		$(1,463,869)
Number of common shares outstanding		43,020,326		39,990,583		36,659,583		33,006,283
Earnings(Loss) per common share		$0.06		$0.00		$(0.04)		$(0.05)
Cash		$4,462,531		$1,421,053		$2,582		$1,457,934
Working capital		$7,447,170		$3,470,762		$1,422,376		$1,916,036
Total assets		$9,283,388		$4,319,482		$2,689,346		$2,559,165
Long-term financial liabilities		$0.00		$0.00		$0.00		$0.00
Dividends declared	$	nil	$	nil	$	nil	$	nil

            ** Transition year - The Company changed its fiscal year end to December 31 effective December 31, 2012

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 17of 25

OFF BALANCE SHEET TRANSACTIONS

There are currently no off balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL, accounts receivable is classified as loans and receivables, and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.
(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto is $4,462,531 (December 31, 2012 - $1,421,053).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $1,259,340 (December 31, 2012 - $1,055,778). The Company’s concentration of credit risk for accounts receivable with respect to Customer A is $342,650 (December 31, 2012 - $469,802), while Customer B is $638,777 (December 31, 2012 - $309,795).

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2013, the Company has $4,462,531 (December 31, 2012 - $1,421,053) of cash to settle current liabilities with the following due dates; accounts payable of $201,300 (December 31, 2012 - $270,975) are due within three months and; due to related party balances of $15,413 (December 31, 2012 - $12,247) are due on demand. Management bonus’s payable of $269,434(December 31, 2012-Nil) are due not later than May 15, 2014.

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 18of 25

that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2013 and December 31, 2012, the Company’s net exposure to foreign currency risk is as follows (in USD):

	December	December
	31, 2013	31, 2012

Net assets	$3,319,501	$824,251

Based on the above, assuming all other variables remain constant, a 10% weakening or strengthening of the USD against the CAD would result in approximately $330,000 (December 31, 2012 - $13,000) foreign exchange loss or gain in the consolidated statements of operations.

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions and the continued internal growth of the Company’s operations.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally-imposed restrictions on the Company’s capital.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 19 of 25

RISKS AND UNCERTAINTIES

Our business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A. The Company is diligent in minimizing exposure to business risk, but by the nature of its activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

“Our products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect its intellectual property or cater to specific customer adoption criteria, our business may suffer a material negative impact and could fail.”

The success of our company will be dependent on our ability to successfully develop; qualify under current regulations; and protect our technologies by way of patents and trademarks.

The Company has obtained patents for its external constant force spring pressure relief valves (Patent No. 5,855,225) and a one-bolt manway system trademarked the “Kelso Klincher®” (Patent No. US 7,104,722 B2) The Company does not have a patent for its Kelso Tiger Tube™ - Eduction Technology eduction tube technology. The patent for the ETS technology expired several years ago, although the Company does hold manufacturing, sale and technology rights. The Company has also obtained trademarks for its product names, particularly “Kelso Klincher®” (issued on January 29, 2013 under number 4,282,652) and has filed a trademark application for its Kelso Tiger Tube.

In addition the Company has filed a patent application under a “Non-Publication Request” for its Bottom Outlet Valve design. A “Non-Publication Request” keeps the patent filing private until the patent is issued. Patent applications filed under a “Non-Publication Request” only provide protection in the U.S. and not internationally.

If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected.

Further, there is no assurance that our railroad equipment products and other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

“The Company may be unable to secure or maintain regulatory qualifications for its products.”

The Association of American Railroads (the “AAR”) has specific adoption criteria that must be met before the Company’s products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company’s products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company’s failure to meet AAR and customer adoption criteria could have a material negative impact on the Company’s ability to obtain purchase orders and generate revenue.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 20 of 25

“The Company may not have sufficient capital in the future to meet rapid increases in production demands and may be unable to sustain its ability to grow its operations as quickly as anticipated.”

Although the Company was profitable and had a positive working capital in the amount of $ 7,447,170 at December 31, 2013, the Company may, from time to time, face a working capital deficit. To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue its operations.

“The Company has a limited operating history and may not be able to achieve its growth objectives.”

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve its growth objectives. There is no assurance that the Company will be able to successfully complete its business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company’s efforts will result in the development of additional commercially viable product lines or that the Company’s current product lines will prove to be commercially viable in the long-term. If the Company’s efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

“New commercial markets for our products may not develop as quickly as anticipated or at all.”

Markets for the Company’s products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

“Unforeseen competition could affect our ability to grow our revenues as projected.”

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company’s business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

“Customer orders that are placed may be cancelled or rescheduled.”

Although the Company makes efforts to ensure customers are satisfied with the Company’s products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company’s ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

“The Company is dependent on a small number of OEM customers.”

Although management is optimistic about the Company’s future as a railroad equipment supplier, the Company is dependent upon the four major customers that comprise the railroad tank car

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 21 of 25

manufacturers for a significant portion of its revenue. In particular, the Company is dependent on two major US corporations as customers. Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

“Current products may not perform as well as expected.”

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations.

“There may be a shortage of parts and raw materials.”

The Company currently has approximately three to five suppliers in the United States for each of the component parts and raw materials required to assemble the Company’s finished products. There is a risk that the Company may face a shortage of parts and raw materials in the future if the Company’s suppliers are unable to support current or increased customer demand for the Company’s products. This could have a material negative impact on the Company, its revenues and continued operations.

“Production capacity may not be large enough to handle growth in market demand.”

The Company’s production facilities may not be large enough to handle growing market demand for the Company’s products if market demand is beyond projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company’s ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

“The Company’s product development efforts may not result in new qualified commercial products.”

The Company’s efforts to research and develop new products for the railroad industry and to develop applications for the Company’s products in other industries, such as the trucking industry, may not result in commercially viable products or applications. This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company would not have a replacement or alternative product offering. Also, this may result in the Company’s investment into such research and development being a loss.

“The Company may face uninsurable or underinsured risks.”

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident. Although the

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page22 of 25

Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company’s insurance coverage may not be sufficient to cover future products claims.

“Raw materials used by the Company for the production of its products are subject to price fluctuations which could change profitability expectations.”

Many of the materials used in our Company’s products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the pricing of our products and our operating results. As our Company does not have any purchase agreements with customers, we are able to mitigate the risks associated with price fluctuations in our raw materials by adjusting the pricing of our products accordingly. However, there is no guarantee that customers will continue to purchase our products if prices are adjusted due to the fluctuation in the price of raw materials.

“The success of the Company’s business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services.”

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer and Chief Financial Officer and the CEO of Kelso Technologies (U.S.A.) Inc. and Kelso Innovative Solutions Inc. These individuals are under contractual obligations to the Company expiring on December 31, 2016, however if one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. These amounts of key management compensation are included in the amounts shown on the consolidated interim statements of operations:

	Year ended
	December 31,	December 31,
	2013	2012
Management fees and bonus	$809,392	$146,727

As at December 31, 2013, amounts due to related parties, which are unsecured and have no interest or specified terms of payments, are $15,413 (December 31, 2012 - $12,247) for reimbursement of expenses to a director of the Company and $269,434 for contractual performance bonuses for two directors and an officer of the Company. These amounts are due on demand.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 23 of 25

DISCLOSURE OF OUTSTANDING SHARE DATA

As of March 28, 2014 the Company had the following number of securities outstanding:

1)	Common shares issued and outstanding: 43,620,043

2)	Share purchase options outstanding: 2,638,571

3)	Share purchase warrants outstanding: 1,430,715

SUBSEQUENT EVENTS

Subsequent to December 31, 2013 the Company has new orders for products that are scheduled for delivery prior to March 31, 2014 in excess of $5,300,000.

Up to the date of this MD&A the Company has received new equity capital in the amount of $292,827 from the exercise of warrants and options.

On February 12, 2014 the Company was awarded a 2014 TSX Venture 50® ranking. Kelso achieved second place in the Diversified Industries category of the 2014 TSX Venture 50® rating system.

Every year the TSX Venture 50® ranks the strongest companies on the TSX Venture Exchange by share price, trading volume, market capitalization and analyst coverage. Winning companies have demonstrated impressive growth over the past year, offered a strong return to their shareholders and are actively traded in the market.

On February 20, 2014 the Company announced that it has filed a patent application for a new DPRV design for use on new rail tank cars and retrofits of existing rail tank cars. Kelso has initiated a proactive design strategy based on these regulatory concerns and as a result we have created a new DPRV design that based on mechanical engineering innovations that provide safety benefits in both accident and non-accident environments. In general terms in an accident involving fire the DPRV will significantly lower its operating pressure rating to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as required by AAR recommendations. This is a dramatic change to current technology capability. In addition, Kelso believes the DPRV will provide economic advantages to the impact of the expense of retrofits facing the railroad industry.

The patent has been filed under a “Non-Publication Request” which keeps the patent filing private until the patent is issued. We have done this for competitive reasons as keeping our invention out of the eyes of our competition until we launch the commercial product carries various market advantages for Kelso. Our competition will most likely become aware of our DPRV when we submit our Application for Approval to the AAR, however they will not have enough details on the design to allow them to try to circumvent our ideas. The final patent will likely take 2 years or more to be granted and carry a 17 year life starting from the date the patent is granted.

The DPRV will enter Association of American Railroads (AAR) approval process shortly after the prototypes are completed in May 2014. The Company will announce AAR approvals by press release when they are received.

On March 20, 2014 The Company reported that it has formed a strategic business and engineering alliance with SafeRack Loading Rack Technologies (“SafeRack”). The goal is to incorporate Kelso’s one-bolt Kelso Klincher® Manway (“KKM”) technology as an integral part of a new generation of high-capacity crude oil loading terminal systems designed and provided by SafeRack. SafeRack is the leading expert in crude oil and liquid natural gas loading terminal engineering, procurement and construction services for the railroad and trucking industry.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 24 of 25

Under the arrangement Kelso and SafeRack have successfully developed and tested a fully functional loading arm adaptor that fits both the KKM and older hinged 6 and 8 eye-bolt manways currently in service on tank cars in North America. The adaptor attaches permanently to the existing loading arm apparatus and connects the loading arm to any existing manway in service today. The adaptors are a minimal expense when measured against the substantial capacity gains they will produce hence addressing the concerns of additional capital expenditures required to convert loading terminals that top load HAZMAT.

OUTLOOK

Recent derailments of trains carrying hazardous materials have accelerated government concerns over railroad safety. Regulatory bodies are now finalizing design criteria for safety enhancements to be incorporated in production of new tank cars and retrofitted on to existing railroad tank cars carrying flammable liquids such as crude oil and ethanol. The Association of American Railroads, in response to these concerns, proposes a number of rule changes for rail tank cars. They include the use of a high capacity pressure relief valve to protect against a rise in internal pressure resulting from fire and to provide for faster release of the product; and bottom outlet valves that are configured to prevent the operating handle from inadvertently opening the bottom outlet in the event of an accident.

These new regulatory design and construction standards require innovation to existing tank car service equipment. This is what Kelso has been part of as a leading designer and producer of patented pressure relief valves and a new bottom outlet valve both of which are designed to meet the new regulatory specifications. Kelso’s new dual rating pressure relief valve is designed to protect the tank against over-pressurization and provide quick evacuation of product in an accidental environment involving fire. Our new bottom outlet valve is designed for the containment of hazardous materials at the bottom outlet in the event of a train derailment.

With these new developments Kelso is expected to continue its steady business growth. Our products are well received and continue to prove their economic value to our railroad customers. The backlog for new tank cars has reached over 60,000 units and the retrofit demand is expected to reach 90,000 units. These are very large sales opportunities for Kelso to capitalize on.

Kelso is adapting its product designs to respond to the industry demand which may not wait until final regulations are set in place. In addition we have the unique ability to scale our production capacity to service all OEM, retrofit and repair customers’ needs. We believe that the trend to new more stringent regulations and the existing backlog of orders will continue to intensify the momentum of our revenue growth from these products.

We are also working with industry specialists in crude oil loading terminal technologies on adoption strategies for our one-bolt manway technology. Terminal operators can expect to ship 30% more oil from existing facilities through our higher speed loading and uniform sealing technology improving their netback profits on shipments of crude oil. The case for utilization of our manway is economically compelling and we expect to begin generating revenue in mid 2014.

Our financial health and welfare remains very strong. Our assets remain unencumbered and we carry no interest-bearing debt. We are internally financed from operations and our working capital has risen to exceed $7,000,000. From these financial resources we continue to invest in new product development; independent lab testing and engineering services; new patent applications; enhanced Tier 1 regulatory disclosure and listing strategies in Canada and the United States; and more streamlined production capability with the construction of a modern 44,000 square foot facility that is scheduled to be completed in the second quarter of 2014.

In 2013 we were able to demonstrate our value as a creative innovator and reliable supplier of the products required by the railroad industry. Although we have challenges ahead we are extremely optimistic about our position in the industry and the prospects of our future business development. We

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 25 of 25

will continue to build the quality of our brand and move forward on the improvement of revenue performance, profit margins and corporate value on behalf of the shareholders of Kelso.

Kelso Technologies Inc.

James R. Bond,

President and Chief Executive Officer